# BCS AMERICAS, INC.

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-51950 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BCS Americas, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

230 Park Avenue
(No. and Street)

| New York | NY | 10169 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Douglas Colombo | 212 421 7500 | Douglas.Colombo@bcsgm.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

| 60 Crossways Park Drive W. | Woodbury | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10-8-2003 | 339 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Douglas Colombo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BCS Americas, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

IN Palm Bch cty florida I Christine Lewis saw + verified Douglas Colombo Drivers License on

Signature: [signature]

Title: Chief Financial Officer

[signature] 2-25-22

Notary Public Christine Lewis

Notary Public State of Florida
Christine Lewis
My Commission HH 059431
Expires 01/03/2025

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# BCS AMERICAS, INC.

## DECEMBER 31, 2021

## TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

**mazars**

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

# Report of Independent Registered Public Accounting Firm

**To the Directors and Shareholder of
BCS Americas, Inc.**

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of BCS Americas, Inc., (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

*Mazars USA LLP*

Woodbury, NY
February 24, 2022

# BCS AMERICAS, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2021

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 71,289 |
| Due from clearing organizations | | 5,493,552 |
| Fixed assets, net of accumulated depreciation of $62,853 | | 5,475 |
| Commissions receivable | | 3,755 |
| Right of use asset | | 14,067 |
| Other assets | | 116,426 |
| **Total assets** | $ | 5,704,564 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| Liabilities: | | |
| Accrued expenses | $ | 181,406 |
| Capitalized lease obligation | | 14,858 |
| **Total liabilities** | | 196,264 |
| Commitments and contingencies | | |
| Shareholder's equity: | | |
| Preferred stock - no par value; 500 shares authorized, none issued | | |
| Common stock - no par value; 500 shares authorized, 187 shares issued and outstanding | | 11,500 |
| Additional paid in capital | | 18,500,000 |
| Accumulated deficit | | (13,003,200) |
| **Total shareholder's equity** | | 5,508,300 |
| **Total liabilities and shareholder's equity** | $ | 5,704,564 |

See notes to the financial statement.

1.  **ORGANIZATION AND DESCRIPTION OF BUSINESS**

    BCS Americas, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business under the name of BCS Global Markets. The Company is also a member of the New York Stock Exchange, LLC and the NYSE American, LLC. The Company provides brokerage and investment services as an introducing broker for U.S. institutional clients investing in Russia and the Commonwealth of Independent States. On June 29, 2016, the Company was acquired by FG BCS Limited (the "Parent").

2.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    *Fixed assets, net*
    Depreciation of computer and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Estimated useful lives of the computer and equipment are from five to seven years.

    *Income taxes*
    Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

    The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes. In addition, the Company has temporary differences relating to net operating loss carryforwards.

    *Concentration of risk*
    The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. At December 31, 2021, the Company maintained no cash in excess of FDIC insurance limits.

    *Foreign currency*
    The Company's functional currency is the U.S. dollar and its reporting currency is the U.S. dollar. However, the Company maintains several accounts in foreign currencies.

2.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

*Uncertain tax positions*
The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits, as it has no known tax positions that would subject the Company to any material income tax exposure. The tax years that remain subject to examination are the periods beginning on January 1, 2018 for all major tax jurisdictions.

*Fair Value Measurements*
The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

*Level 1.* These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access.

*Level 2.* These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3.* These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

### *Securities owned, securities sold not yet purchased*
Securities owned, securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements. The Company may sell a security it has not yet purchased, in anticipation of a decline in the fair value of that security. When the Company sells a security it has not yet purchased, it must borrow the security and deliver it to the broker dealer through which it made the sale. A gain limited to the price at which the Company sold the security it has not yet purchased, or a loss, unlimited in size will be recognized upon termination of such a sale.

### *Use of estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### *Revenue recognition*
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

### *Agency commissions*
The Company earns commission revenue by acting as an agent on behalf of customers. The Company's performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

### *Research fees*
The Company provides research on Russian based stocks and bonds to U.S. based institutional investors. The Company is compensated and receives its fee income via payments directly from clients. The revenue is recognized at the point in time that the performance under the arrangement is completed, which is when the research is utilized by the customer and the customer advises the Company of its usage.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

*Revenue recognition* *(continued)*

*Trading gains (losses)*
Trading gains and losses are recorded on trade date and are reported on a net basis. Trading gains and losses are comprised of changes in the fair value of financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value. Included in trading gains are net gains and losses on U.S. and foreign stocks. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

*Rebate income*
Rebate income are fees received from execution venues to which the Company sends trade orders in relation to its agency trading activity. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

|  | 1-Jan-21 | 31-Dec-21 |
|---|---|---|
| Due from clearing organizations | $ 5,356,438 | $ 5,493,552 |
| Commissions receivable | $ 40,586 | $ 3,755 |

*Leases*
The FASB issued (ASU) 2016-02, "Leases (Topic 842)" which includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition a right of use asset and a corresponding lease liability relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

*Credit Losses*
The Company recognizes and measures credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

3. **FIXED ASSETS, net**

As of December 31, 2021, fixed assets consist of the following:

| | | |
|---|---|---|
| Computer and office equipment | $ | 68,328 |
| Less: accumulated depreciation | | 62,853 |
| | $ | 5,475 |

4. **CLEARANCE AGREEMENT**

The Company has entered into an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. As of December 31, 2021, the balance consisted of monies held at the clearing brokers in the amount of $4,993,552 and a clearing deposit of $500,000 on the Statement of Financial Condition. Additionally, included in the amount held at the clearing brokers is $42,011 due from an affiliated broker dealer.

5. **INCOME TAXES**

At December 31, 2021, the Company had remaining net operating loss carryforwards ("NOL's"), which are available to offset future taxable income of approximately $2,950,000, with $2,080,000 of these NOL's expiring at various times through 2037 and $870,000 being carried forward indefinitely. The carryforwards resulted in a deferred tax asset of approximately $1,000,000 at December 31, 2021, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. The valuation allowance increased by approximately $120,000 during the year ended December 31, 2021. In the current year the Company increased the net operating loss carryforwards by approximately $400,000.

As a result of a change in ownership in 2017, the Company's net operating loss carryforwards are limited pursuant to section 382 of the Internal Revenue Code. As a result, the net operating loss carryforwards and the resulting deferred tax asset and valuation allowance have been reduced to reflect this limitation.

6. **RIGHT OF USE ASSET AND LEASE LIABILITY**

The Company is obligated under a non-cancelable lease agreement for office space expiring in January 2022. In general, the terms of the lease agreements require the Company to pay for insurance, taxes, and other costs relative to the leased property. In January 2022, the Company entered into a one-year lease agreement for new office space, expiring in January 2023, with a monthly rent of $4,899.

In accordance with FASB (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease and has no other short-term leases. The lease does not contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company reported on its statement of financial condition a right of use asset of $14,067, offset by a lease liability of $14,858. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate at January 1, 2019 of 6.5%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2021, are as follows:

| Year Ending December 31 | Lease | Less Discount Amount | Total Lease Liability |
|---|---|---|---|
| 2022 | 15,824 | 966 | 14,858 |
| | $ 15,824 | $ 966 | $ 14,858 |

7. **OFF-BALANCE SHEET RISK**

The Company may be liable for charge backs on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off balance sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations, if any, in the financial statement at year-end, at fair value of the related securities and will incur a loss, if the fair value of the securities increases subsequent to year-end. At December 31, 2021, the Company had no open short positions.

## 8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2021, the Company had net capital, as defined, of $5,340,632, which exceeded the required minimum net capital of $250,000 by $5,090,632. Aggregate indebtedness at December 31, 2021, totaled $99,214. The Company's percentage of aggregate indebtedness to net capital was 1.86%.

## 9. CONTINGENCIES

As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations.  The Company is not currently involved in any legal proceedings or investigations.

The outbreak of COVID-19, the Coronavirus Disease, has caused economic uncertainty and its consequences have had negative implications for both the global and U.S. economies.  A recession or severe market reaction to any of the foregoing could have a material effect on our business operations and financial conditions.  The long-term effect, if any, is not currently determinable as of the date of this financial statement.

## 10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2021, through the date of this report and determined that there are no material events that would require disclosures in the Company's financial statement.